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                                    FORM 6-K

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934
                             DATED JANUARY 30, 2002

                    Advanced Semiconductor Engineering, Inc.
             (Exact name of Registrant as specified in its charter)

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                               26 Chin Third Road
                         Nantze Export Processing Zone
                               Kaoshiung, Taiwan
                               Republic of China
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

          FORM 20-F  X                                 FORM 40-F
                    ---                                          ---

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

          YES                                                  NO  X
              ---                                                 ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable
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


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              ADVANCED SEMICONDUCTOR
                                                ENGINEERING, INC.


Dated: January 30, 2002                       By: /s/ Joseph Tung
                                                 -------------------------------
                                                 Name:  Joseph Tung
                                                 Title: Chief Financial Officer


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January 30, 2002
Taipei


Advanced Semiconductor Engineering, Inc. ("ASE Inc.") announced today that counsel to Jason C.S. Chang, Chairman of ASE Inc., and Chang Yao Hung-ying, a director of ASE Inc., has informed ASE Inc. that a judgment has been rendered by the High Court of Taiwan relating to the appeal of a judgment by the District Court of Taipei in December 2000. In its judgment, the High Court found Mr. Chang and Mdm. Chang and one other defendant guilty, and Richard H.P. Chang, Vice Chairman of ASE Inc. and Chairman of ASE Test Limited ("ASE Test"), a subsidiary of ASE Inc., and three others not guilty of charges for alleged breach of fiduciary duties owed to Hung Ching Development and Construction Co. ("Hung Ching"), an affiliate of ASE Inc. and ASE Test, in their capacity as directors and officer of Hung Ching in connection with a land sale transaction in 1992 and of ancillary charges for the forgery of corporate documents relating to such transaction. Counsel to Mr. Chang and Mdm. Chang advised ASE Inc. that the High Court of Taiwan, in its judgment, reduced the sentences rendered by the District Court relating to Mr. Chang and Mdm. Chang from six years each to four years and three years, respectively.

Neither Mr. Chang nor Mdm. Chang believes that he or she committed any offense in connection with the transaction. Both of them intend to appeal the judgment to the Supreme Court of Taiwan. If their conviction is affirmed by the Supreme Court, they will be required to resign from their respective positions with ASE Inc.

Neither ASE Inc. nor ASE Test is a party to the present proceedings, or expects that these proceedings will have an effect on its operations or will result in a change in its management in the near future, if at all. Counsel to Mr. Chang and Mdm. Chang have advised that, as the present proceedings may not be finally determined until the case has been considered on appeal by the Supreme Court of Taiwan, one or two years may elapse until they are fully resolved.